UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of November 2012

Commission File Number: 001-15102

Embraer S.A.

Av. Brigadeiro Faria Lima, 2170

12227-901 São José dos Campos, São Paulo, Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

This report on Form 6-K shall be deemed to be filed and incorporated by reference in the registration statement on Form F-3 (File No. 333-182039) and to be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

Brazilian Army signs contract with Tepro consortium Sisfron, Phase I

São Paulo, Brazil, November, 26, 2012 – The Brazilian Army has signed a contract for the implementation of Phase I of the Sisfron program with Tepro consortium, made up by the companies Savis Tecnologia e Sistemas S/A and OrbiSat Indústria e Aerolevantamento S/A, both controlled by Embraer Defesa e Segurança. Sisfron (Sistema Integrado de Monitoramento de Fronteiras) is the Integrated Border Monitoring System the Army is developing in the Western borders of Brazil. The contract is worth R$ 839 million (approximately USD 404 million).

Sisfron’s initial phase will include the monitoring of approximately 650 kilometers of land border, covering the border between the Brazilian State of Mato Grosso do Sul and neighboring nations of Paraguay and Bolivia, an area that falls under the responsibility of the Brazilian Western Military Command (Comando Militar do Leste). The subsystems to be installed during this phase are under the responsibility of the Fourth Mechanized Cavalry Brigade, in Dourados, the Brazilian Western Military Command’s headquarters, in Campo Grande, and the Brazilian Army’s High Command, in Brasília (Federal District). In its totality, Sisfron has as its objective the surveillance and protection of Brazilian land borders stretching 16,886 kilometers dividing 10 Brazilian states and 11 neighboring countries, encompassing 27% of the nation’s territory.

“We are qualified to provide efficient integrated technological solutions developed in Brazil,” said Luiz Carlos Aguiar, President and CEO of Embraer Defesa e Segurança. “Our vision is to deliver Sisfron to the Brazilian Army and, subsequently, to seek a global market for those solutions, generating highly specialized jobs in Brazil.”

Savis, an Embraer Defesa e Segurança subsidiary, was established to market solutions for integrated management and monitoring of borders, strategic structures, and natural resources, complying with Brazil’s National Defense Strategy’s guidelines. The company’s goal is to cater to Brazil’s growing defense and security needs, spurring national technological development. In the future, Savis intents to explore other global markets, strengthening Brazil’s industrial sector and balance of trade. OrbiSat Indústria e Aerolevantamento S/A is a high technology Brazilian corporation that specializes in remote sensing and radars for terrestrial and air vigilance, with technological and commercial centers in Campinas and São José dos Campos.

PRESS OFFICES

Headquarters (Brazil)	North America	Europe, Middle East and Africa	China	Asia Pacific

Flavia Sekles flavia.sekles@embraer.com.br Cell: +55 12 8111 0600 Tel.: +55 12 3927 1311 Fax: +55 12 3927 2411	Robert Stangarone rstangarone@embraer.com Cell: +1 954 260 9939 Tel.: +1 954 359 3101 Fax: +1 954 359 4755	Hervé Tilloy herve.tilloy@embraer.fr Cell: +33 6 0864 3545 Tel.: +33 1 4938 4530 Fax: +33 1 4938 4456	Mirage Zhong mirage.zhong@bjs.embraer.com Cell: +86 138 1191 8053 Tel.: +86 10 6598 9988 Fax: +86 10 6598 9986	Shorbani Roy shorbani.roy@sin.embraer.com Cell: +65 9794 2401 Tel.: +65 6305 9955 Fax: +65 6734 8255

About Embraer Defense and Security

Embraer Defense and Security is a business unit of Embraer S.A., with over 40 years of experience in providing Armed Forces around the world with superior platforms and systems to aid in their defense and security. With its growing presence in the global market, the Company plays a strategic role in Brazil’s defense. Embraer Defense and Security’s product portfolio includes military airplanes, state-of-the-art radar technologies, unmanned aerial vehicles (UAV), and advanced information and communications systems, such as Command, Control, Communications, Computer and Intelligence, Surveillance and Reconnaissance (C4ISR) applications. Embraer’s airplanes and military solutions are found in service with more than 50 armed forces in 48 countries.

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Note to Editors

Embraer S.A. (NYSE: ERJ; BM&FBOVESPA: EMBR3) is the world’s largest manufacturer of commercial jets up to 120 seats, and one of Brazil’s leading exporters. Embraer’s headquarters are located in São José dos Campos, São Paulo, and it has offices, industrial operations and customer service facilities in Brazil, China, France, Portugal, Singapore, and the U.S. Founded in 1969, the Company designs, develops, manufactures and sells aircraft and systems for the commercial aviation, executive aviation, and defense and security segments. It also provides after sales support and services to customers worldwide. For more information, please visit www.embraer.com.br.

This document may contain projections, statements and estimates regarding circumstances or events yet to take place. Those projections and estimates are based largely on current expectations, forecasts on future events and financial tendencies that affect Embraer’s businesses. Those estimates are subject to risks, uncertainties and suppositions that include, among others: general economic, political and trade conditions in Brazil and in those markets where Embraer does business; expectations on industry trends; the Company’s investment plans; its capacity to develop and deliver products on the dates previously agreed upon, and existing and future governmental regulations. The words “believe”, “may”, “is able”, “will be able”, “intend”, “continue”, “anticipate”, “expect” and other similar terms are supposed to identify potentialities. Embraer does not feel compelled to publish updates nor to revise any estimates due to new information, future events or any other facts. In view of the inherent risks and uncertainties, such estimates, events and circumstances may not take place. The actual results can therefore differ substantially from those previously published as Embraer expectations.

PRESS OFFICES

Headquarters (Brazil)	North America	Europe, Middle East and Africa	China	Asia Pacific

Flavia Sekles flavia.sekles@embraer.com.br Cell: +55 12 8111 0600 Tel.: +55 12 3927 1311 Fax: +55 12 3927 2411	Robert Stangarone rstangarone@embraer.com Cell: +1 954 260 9939 Tel.: +1 954 359 3101 Fax: +1 954 359 4755	Hervé Tilloy herve.tilloy@embraer.fr Cell: +33 6 0864 3545 Tel.: +33 1 4938 4530 Fax: +33 1 4938 4456	Mirage Zhong mirage.zhong@bjs.embraer.com Cell: +86 138 1191 8053 Tel.: +86 10 6598 9988 Fax: +86 10 6598 9986	Shorbani Roy shorbani.roy@sin.embraer.com Cell: +65 9794 2401 Tel.: +65 6305 9955 Fax: +65 6734 8255

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 26, 2012

Embraer S.A.

By:	/s/ José Antonio de Almeida Filippo
	Name:	José Antonio de Almeida Filippo
	Title:	Executive Vice-President and Chief Financial and Investor Relations Officer